

Mail Stop 3720

April 6, 2017

Brian F. Kidd
Senior Vice President and Controller
National Healthcare Corporation
100 Vine Street
Murfreesboro, Tennessee 37130

> **Re: National HealthCare Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 001–13489**

Dear Mr. Kidd:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Note 1 – Summary of Significant Accounting Policies, page 51

Segment Disclosures, page 58

1.   We note you believe substantially all of your operations are part of the post-acute health care industry segment. To help us understand how you applied the guidance in FASB ASC 280 in identifying your operating and reportable segment(s), please provide us with the following information:

    •   your current organization chart which identifies the positions, roles, or functions that report directly to your chief operating decision maker(s) ("CODM") and senior management team;

- the identification of the CODM, his/ her title and role, as well as each of the individuals who report to the CODM;
- the identification of your segment manager(s) and their respective roles;
- how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attend those meetings;
- a description of the reports regularly provided to the CODM and how frequently they are prepared;
- a description of the reports regularly provided to the Board of Directors and how frequently they are prepared;
- whether there are managers accountable for the types of services identified on pages 3 - 5, and if so to whom they are accountable;
- how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;
- the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances;
- the basis for determining the compensation of the individuals that report to the CODM; and
- the CODM's basis for allocating resources to your facilities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications